EXHIBIT 99.1

NXT ENERGY SOLUTIONS ANNOUNCES THIRD QUARTER 2024 RESULTS

CALGARY, AB, November 7, 2024 – NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTCQB: NSFDF) today announced the Company's financial and operating results for the quarter ended September 30, 2024. All dollar amounts herein are in Canadian Dollars, unless otherwise identified.

Financial and Operating Highlights

Key financial and operational highlights during the third quarter of 2024 are summarized below:

•	On September 24, 2024 the Company announced that it entered into a contract with its Strategic Alliance Partner, Synergy E&P Technologies Limited to provide a repeat SFD® survey in Africa for an oil and gas exploration company;
•	On August 21, 2024 the Company entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc;
•	NXT received an advance payment of US$175,000 for its upcoming Southeast Asia SFD® survey;
•	cash and short-term investments at September 30, 2024 was approximately $0.94 million;
•	net working capital was approximately ($2.94) million at September 30, 2024 versus approximately ($1.85) million at December 31, 2023;
•	the Company recorded SFD®-related revenues of approximately $0.60 million YTD 2024, $nil for Q3-24;
•	a net loss of $1.48 million was recorded for Q3-24, including stock-based compensation expense (“SBCE”), amortization expense and remeasurement gain, all totaling approximately $0.04 million;
•	a net loss of $6.28 million was recorded for YTD 2024, including SBCE, amortization expense and remeasurement loss, all totaling approximately $2.06 million;
•	net loss per common share for Q3-24 was $0.02 per share (basic) and $0.02 per share (diluted);
•	net loss per common share for YTD 2024 was $0.08 per share (basic) and $0.08 per share (diluted);
•	cash flow used in operating activities was approximately $1.32 million during Q3-24, compared to $0.95 million used in Q3-23;
•	cash flow used in operating activities was approximately $2.58 million during YTD 2024, compared to $3.36 million used in YTD 2023;
•	general and administrative (“G&A”) expenses increased by approximately $0.16 million (19%) in Q3-24 as compared to Q3-23; and
•	G&A expenses increased by approximately $0.34 million (13%) in YTD 2024 as compared to YTD 2023.

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Key financial and operational highlights occurring subsequent to Q3-24 are summarized below:

•	NXT was awarded an SFD® survey by AL-Haj Enterprises Private Limited in the Northern Suleiman Fold Belt, to commence in Q2-25;
•	NXT’s SFD® awarded Best Exploration Technology at the 2024 Gulf Energy Information Excellence Awards; and
•	On November 1, 2024 the Company announced it will receive US$900,000 (approximately CDN$1,252,080) for convertible debentures from Ataraxia under the same terms as the subscription agreement signed between Ataraxia and NXT in 2023, at a conversion price of US$0.24 per common share. As of the date of this MD&A, the Company has received US$500,000 (approximately CDN$695,600).

Summary highlights of NXT's third quarter 2024 financial statements (with comparative figures to 2023) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's September 30, 2024 unaudited condensed interim consolidated financial statements, the related Management's Discussion and Analysis (“MD&A”).

	Q3-24	Q3-23	2024 YTD	2023 YTD
Operating results:
SFD®-related revenues	$-	$-	$602,072	$-
SFD®-related costs, net	338,786	348,169	1,322,886	968,199
General & administrative expenses	1,003,871	841,200	2,987,220	2,644,261
Amortization	482,157	439,868	1,404,855	1,319,604
Interest, remeasurement loss (gain), and other expenses	(347,414)	74,719	1,164,324	93,348
Net loss	(1,477,400)	(1,703,956)	(6,277,213)	(5,025,412)

Loss per common share:
Basic & diluted	$(0.02)	$(0.02)	$(0.08)	$(0.07)
Common shares outstanding as at end of the period	78,389,422	77,958,928	78,389,422	77,958,928
Weighted average of common shares outstanding: Basic & Diluted	78,341,847	77,735,682	78,209,964	77,283,442

Cash provided by (used in):
Operating activities	$(1,320,888)	$(953,051)	$(2,580,785)	$(3,363,362)
Financing activities	(156,678)	253,114	3,159,687	3,469,891
Investing activities	-	-	(95,446)	-
Effect of foreign rate changes on cash	(12,905)	18,921	(10,198)	(558)
Net cash inflow	(1,490,471)	(681,016)	473,258	105,971
Cash and cash equivalents, beginning of the period	2,365,442	1,050,424	401,713	263,437
Cash and cash equivalents, end of the period	874,971	369,408	874,971	369,408
Total cash and short-term investments	942,515	369,408	942,515	369,408

Net working capital balance	(2,935,727)	(3,468,900)	(2,935,727)	(3,468,900)

NXT's third quarter 2024 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

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About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws.  Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “schedule”, “intend”, “propose” or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the African and Southeast Asia SFD® surveys.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2023 and MD&A for the three and nine months ended September 30, 2024, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR+”) located at www.sedarplus.ca.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled “Non-GAAP Measures” in NXT’s MD&A for the three and nine months ended September 30, 2024 which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the unaudited condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2024, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca.

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